LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 24, 2024

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill Video Games ETF (“NERD”)
Roundhill Sports Betting & iGaming ETF (“BETZ”)
Roundhill Magnificent Seven ETF (“MAGS”) (collectively, the “Funds”)
Dear Ms. Lithotomos:
This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 315 to the Trust’s Registration Statement on Form N-1A filed on February 28, 2024 (SEC Accession 0000894189-24-001456) (the “Amendment”). For your convenience, the comments have been reproduced below with the Trust’s response following each comment. Capitalized terms not otherwise defined herein have the same meaning as in the Amendment.
Prospectus Comments:
Comment 1.    Regarding NERD and BETZ, please provide a detailed timeline for the investment strategy and primary index changes for each Fund. Please also describe how it was determined to be appropriate to change the investment objectives, strategy and indices via a 497(e) supplement in lieu of a 485(a) amendment at the time the changes were made.
Response: With respect to BETZ, the Trust’s Board of Trustees (the “Board”) approved changes related to the replacement of the prior affiliated index with a substantially similar unaffiliated index on July 27, 2023. To provide Fund shareholders with advance notice of the change in the Fund’s Index and other related changes, the Fund filed a supplement to its registration statement on July 28, 2023. The Index and other related changes were effective on October 2, 2023.
With respect to NERD, the Board approved changes related to the replacement of the prior affiliated index with a similar unaffiliated index on June 16, 2022. To provide Fund shareholders with advance notice of the change in the Fund’s Index and other related changes, the Fund filed a supplement to its registration statement on July 25, 2022. The Index and other related changes were effective on September 26, 2022.
The SEC and its staff (the “Staff”) have long acknowledged and even referenced in various releases dating back to the 1980s the ability of a fund to update its registration statement and disclose new information concerning the fund via a supplement1 as long as such information does not fundamentally or materially change the nature of the fund and its securities offering.2 While there is no definitive definition of the types of changes that constitute fundamental or material changes to a fund, the SEC has provided examples of changes it considers appropriate for a supplement versus an amendment to a fund’s registration statement. For example, the Staff stated that if “a new fund designed to invest primarily in domestic equity securities [ . . . ] changes its investment objective and policies so that it becomes an emerging markets fund, a post-effective amendment filed under Rule 485(a), rather than Rule 497 prospectus, should be the vehicle for reflecting the change.”3 Much later in time, in connection with the 2001 adoption of Rule 35d-1, the SEC permitted funds to effectuate a change in their 80% investment policies via a supplement.
Based on this collective guidance, each Fund made a reasoned determination that the replacement of its prior affiliated Index with a thematically similar Index administered and maintained by an unaffiliated third party and other changes stemming from that change did not constitute changes that fundamentally or materially altered the nature of the Fund or its shares. Aside from the Index, each Fund’s investment objective to seek to track the total return performance, before fees and expenses, of an index focused on the Sports Betting and iGaming industries, in the case of BETZ, and the digital entertainment industry, in the case of NERD, did not change. In addition, there was no change to each Fund’s use of a replication strategy to seek to achieve its investment objective and each Fund’s principal risks remain substantially the same. There also were no changes in the Funds’ respective portfolio management team or fees and expenses. Accordingly, each Fund believes it was appropriate to disclose and effectuate the Index and other related changes in a supplement to its registration statement.
Comment 2.    Regarding NERD and BETZ, the Staff notes that each Fund’s index and 80% name rule policies do not appear to align with the Staff’s long held position that, to be included in the 80% basket for purposes of Rule 35d-1 under the Investment Company Act of 1940, as amended, a security must be issued by a company that derives more than 50% of its revenue or income from, or owns significant assets in, the industry indicated by the Fund’s name. Please clarify or explain how each index methodology and 80% name rule policy meet the requirements of Rule 35d-1 and the Staff’s related guidance.
Response:    The Trust believes each Fund’s current 80% investment policy contemplates that its holdings, as well as the constituents of its Index, have a reasonable and meaningful nexus to the industry referenced in its name and therefore, is consistent with both the letter and spirit of Rule 35d-1. The Trust acknowledges that the Staff, through the registration statement review and comment process and more recently, in the adopting release for the amendments to Rule 35d-14 (the “Amendment Release”), has suggested that the 50% revenue test is one way to demonstrate an issuer’s relationship to a particular industry for purposes of developing an 80% investment policy that would be deemed to comply with Rule 35d-1. The Staff has been consistently careful to acknowledge that the 50% revenue test is not the only way to demonstrate compliance with Rule 35d-1 with respect to fund names that reference a particular industry. Most recently in the Amendment Release, in reference to several examples of ways to demonstrate a sufficient nexus between securities and a given industry, the SEC reiterated its longstanding position by stating “[t]hese
1 See Proposing Release: Delayed or Continuous Offering and Sale of Securities, Investment Company Act Release No. 11890 (Aug. 5, 1981) (In the Proposing Release, the SEC noted that it was “aware that staff practice concerning the filing of post-effective amendments and stickers . . . has been somewhat flexible depending on the nature of the information to be disclosed or modified and the ability to reflect that information in a . . . sticker to the prospectus.”); Proposing Release: Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Release No. 18722, n.3 (Sep. 21, 1993) (In this release, which proposed to amend the procedures by which mutual funds filed post-effective amendments, the SEC recognized stickering as “another method,” along with filing post-effective amendments, of preventing “prospectuses from becoming stale[.]”).
2 See Guide 8 to Form N-2 (Nov. 20, 1992); SEC Division of Investment Management “Dear Registrant” letter, Feb. 3, 1995.
3 Id.
4 See Investment Company Names, Investment Company Act Release No. 35000 (Sept, 20, 2023).

examples are not meant to serve as an exhaustive list of acceptable methods of qualification in a fund’s 80% basket. Given the breadth of fund names and strategies, it is not possible to provide an enumerated list of circumstances in which a nexus exists between a security and an industry or a particular investment focus.”5 The SEC also acknowledged that establishing what is now referred to as a sufficient or meaningful nexus between a security and an industry is particularly challenging for thematic investment strategies. Accordingly, it designed the amendments to Rule 35d-1 “to provide flexibility for funds to determine what qualifies as a reasonable nexus between a security and a given investment focus.”6
Each Fund is designed to provide its shareholders with exposure to a niche industry-specific investment theme by seeking to track the performance, before fees and expenses, of a corresponding thematic index designed and maintained by an unaffiliated third party. Each Fund’s investment objective makes the adoption of a 50% revenue test impractical not only for some of the very reasons cited by both commenters and the SEC in the Amendment Release, including the emergent and thematic nature of the relevant industries, but also because it requires the Adviser to impose upon the unaffiliated third-party index provider the 50% revenue test as the defining criteria for the construction of the Index thereby supplanting the index provider’s well-researched constituent selection criteria and methodology. Moreover, it is not necessary as the Adviser believes each index provider’s index methodology and constituent selection criteria reasonably demonstrate a sufficient nexus between each constituent issuer and the Fund’s relevant industry. For example, with respect to BETZ, the Index selection criteria emphasizes, among other criteria, the expected industry-related revenue to be generated by each constituent and the methodology then allocates a greater weight to those constituents that derive a higher percentage of their revenue from the industry-related activities described in the Fund’s investment strategy. When combined with the revenue scores and index weighting methodology, the requisite theme definitions further substantiate the meaningful nexus between the Index constituents and the industry suggested by the Fund’s name.
With respect to NERD, to be included in the Index and counted toward the Fund’s 80% investment policy, an issuer must earn a significant amount of its revenue from video games, which is further specified by the Index constituent selection criteria to mean a company that derives at least 50% of its revenue (and at least 40% for companies already included in the Index) from video game-related activities, as further described in the Fund’s investment strategy. An issuer must also be classified as a company within the Developer/Publisher Sector, which imposes additional selection criteria described in the Fund’s investment strategy. Similar to BETZ, the Adviser believes the collective selection criteria and Index methodology not only recognize revenue earned from the relevant industry as an important criterion but also evidence, in a verifiable manner, a meaningful nexus between the Index constituents and the industry suggested by the Fund’s name.
Comment 3.    Regarding NERD and BETZ, please confirm the methodology for each Index is accurately described in the prospectus.
Response:    The Trust has confirmed that the methodology for each Index is accurately summarized in the prospectus.
Comment 4.    Please explain in Plain English the term “tilt factor” as referenced in BETZ’ “Principal Investment Strategies” section.
Response:    The Trust has revised the sentence as follows: “Index components are weighted in proportion to both their combined theme score and their free-float market capitalization, subject to capping
5 Id.
6 Id.

constraints. Companies with higher combined theme scores are allocated a greater weight in the Index. Index components are capped to ensure that no Index component has a weight greater than 10% and the sum of components with weights greater than or equal to 5% cannot exceed 40%.”
Comment 5.    Please confirm that missing/bracketed areas throughout the 485(a) will be completed in the 485(b) filing.
Response:    The Trust confirms that all missing and bracketed information will be completed and updated as appropriate for the 485(b) filing.
Comment 7.    Please provide a completed fee table and expense table for each Fund at least five days prior to the effective date of the 485(a) filing.
Response:    The Funds’ completed fee tables and expense examples are provided in Appendix A to this response letter.
Comment 8.    With respect to NERD and BETZ, please revise each Fund’s Average Annual Total Returns table to show the returns of each Fund’s current index and previous index in accordance with Instruction 2(c) of Item 4 of Form N-1A.
Response:    The Trust has revised the performance table in accordance with Instruction 2(c) of Form N-1A.
Comment 9.    Regarding the Fees and Expenses table for MAGS, the footnote below the table states that “Other Expenses” does not include fees paid to the Fund’s swap contract or forward contract…”. Please provide supplementally an estimate of the cost of the Fund’s swaps and forwards as a percentage of the Fund’s assets for the most recent fiscal year.

Response:    In an effort to provide the Staff with the time requested to review this correspondence, the Trust and the Adviser will provide the Staff with the requested estimate under separate cover as soon as it is available to share. The estimate requested is not a data point the Fund and the Adviser routinely calculate and maintain.
* * *
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 516-1692.
Sincerely,
/s/ Rachel A. Spearo
Rachel A. Spearo
Secretary

Appendix A
ROUNDHILL VIDEO GAMES ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, sell, and hold shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$66	3 Years:	$208	5 Years	$280	10 Years	$628
ROUNDHILL SPORTS BETTING & IGAMING ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, sell, and hold shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.75%

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$77	3 Years:	$240	5 Years	$417	10 Years	$930
ROUNDHILL MAGNIFICENT SEVEN ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, sell, and hold shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.29%

(1) “Other Expenses” does not include fees paid to the Fund’s swap contract or forward contract (collectively, the “Exposure Contracts”) counterparties. These fees and expenses, which are not reflected in this Annual Fund Operating Expenses table, are embedded in the return of the Exposure Contracts (i.e., the fees and expenses reduce the investment return of the Exposure Contracts) and represent an indirect cost of investing in the Fund.
(2) Acquired Fund Fees and Expenses (“AFFE”) are the indirect costs of investing in other investment companies. AFFE has been restated as an estimate for the Fund’s current fiscal year based on recent changes in the Fund’s investment strategy and anticipated holdings. AFFE has been restated as an estimate for the Fund’s current fiscal year based on recent changes in the Fund’s investment strategy and anticipated holdings.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$31	3 Years:	$97	5 Years	$169	10 Years	$381